UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. Morgan Stanley

Morgan Stanley Convertible Preferred Stock to Be Voluntarily Converted

Tokyo, April 21, 2011—Since announcing and launching their strategic alliance on September 29, 2008, Mitsubishi UFJ Financial Group, Inc. (Director and President: Katsunori Nagayasu) (“MUFG”) and Morgan Stanley (President and CEO: James P. Gorman) (“Morgan Stanley”) have implemented their alliance strategy globally in a wide range of businesses, including corporate finance and investment banking, retail banking and asset management.

MUFG and Morgan Stanley have agreed to voluntarily convert all of MUFG’s holding of Morgan Stanley convertible preferred stock into common stock, at a conversion rate to be adjusted pursuant to an agreement with Morgan Stanley, and contracted Transaction Agreement between the two, to further strengthen our global alliance strategy and to enhance Morgan Stanley’s capital position.

MUFG and Morgan Stanley have agreed that in connection with this conversion of preferred stock and pursuant to their alliance, MUFG will appoint two representatives to the Morgan Stanley board of directors, and they have also agreed to certain other amendments to the investor agreement between the two which will become effective upon the conversion.

Morgan Stanley is expected to become an equity-method affiliate of MUFG.

1. Common stock to be acquired upon conversion of convertible preferred stock

It has been agreed with Morgan Stanley that MUFG will receive approximately 75 million shares in addition to the number of shares it will receive upon conversion of Series B preferred stock based on previously agreed terms and conditions. As a result, MUFG will receive 385,464,097shares of common stock in total.

MUFG’s holdings of Morgan Stanley common stock following conversion of its preferred stock, reflecting both its current holdings and the conversion, will represent approximately 22.4% of the voting rights of Morgan Stanley common stock. Morgan Stanley is expected to become an equity-method affiliate of MUFG.

This conversion of preferred stock remains subject to authorization of relevant authorities and the vote of Morgan Stanley shareholders

In addition, the concrete substance and holding terms of Series C Non-Cumulative Non-Voting Perpetual Preferred Stock currently hold by MUFG remain the same.

2. Overview of Morgan Stanley

(1) Name	Morgan Stanley
(2) Representative	CEO James P. Gorman
(3) Address	1585 Broadway, New York, NY 10036, U.S.A.
(4) Established	1935
(5) Main business	Securities
(6) Shareholders’ equity	US$_57,211 million (as of December 31, 2010)
(7) Number of shares issued [and outstanding]	1,512,022,095 shares (as of December 31, 2010)
(8) Fiscal year-end	December
(9) Stock exchange	New York Stock Exchange

*        *        *

Contacts:

Mitsubishi UFJ Financial Group:	Public Relations Division	81-3-3240-7651

Morgan Stanley:	Media Relations	81-3-5424-5019/5020